

July 15, 2014

Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
Attn: Board of Directors

Dear Board of Directors:

> *"You just have to have good people if you are going to have a good operation, without them you are lost."*
> - *Bill Darden (Founder of Darden Restaurants)*

Bill Darden clearly understood the importance of people, particularly with regards to high customer touch businesses such as restaurants. Fortunately, Darden Restaurants, Inc. ("Darden" or the "Company") is blessed with an incredibly valuable collection of assets, most importantly the approximately 150,000 restaurant and field-level employees who serve just under one million meals per day to customers across Darden's brands.

Darden was founded based on the concept of offering quality food at an affordable price. Over the years, Darden has morphed many times through acquisitions, divestitures, and substantial internal investments. However, the keys to Darden's success are still the core values that Bill Darden exemplified and instilled when he founded Red Lobster in 1968, 46 years ago.

Unfortunately, it appears that these core values have been sacrificed in recent years and replaced with a corporate bureaucracy that has demonstrated extremely poor leadership, egregious entrenchment, excessive corporate spending, and a complete lack of focus on serving the most important Darden constituency – the customers who visit Darden restaurants every day.

It has been clear to us for some time that something is horribly wrong at Darden. There isn't any one silver bullet that can now easily transform Darden. After suffering for many years under failed leadership, it is going to take much more than a new Olive Garden logo or minor adjustments to its compensation program to right the ship. Rather, we believe Darden needs to employ a collection of disciplined operational improvements and strategic actions from top to bottom in line with Bill Darden's core values. With the right leadership in place, we can once again see an incredibly bright future for the Darden franchise.

As one of Darden's largest shareholders, we have a vested interest in seeing the Company prosper. It is for this reason that beginning in 2013 we began to privately and publicly communicate our views to you in the hopes that we could collaborate towards a mutual goal of turning around this great company. Specifically, we highlighted the risks of jettisoning Red Lobster and suggested a number of more shareholder-friendly alternatives that could create substantial value.

Unfortunately, on May 16, 2014, ***in one of the most egregious violations of shareholder trust we have ever seen***, Darden announced that it had signed an agreement to sell Red Lobster's business and real estate assets (the "Red Lobster Sale") in a transaction that both destroyed substantial shareholder value and contradicted a clear directive supported by a substantial majority of the Company's shareholders. In the two months since this announcement, Darden's stock price has declined by approximately 11% and underperformed peers by a shocking 16%.



Darden's performance since the Red Lobster Sale
May 15, 2014 – July 14, 2014
10%
5%
0%
(5%)
(10%)
(15%)
05/15/14
05/25/14
06/04/14
06/14/14
06/24/14
07/04/14
07/14/14
+5.5%
+4.8%
+4.7%
+3.1%
Darden:
(11.4%)
Darden
S&P 500
RUSSELL 3000 Restaurants Industry
Proxy Group
Closest Direct Peers

Source: Capital IQ
As of July 14, 2014, adjusted for dividends
Proxy Group consists of companies used in the Company's proxy statement to set executive compensation
Closest Direct Peers includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG

This relative performance represents a destruction of over $1 billion in total shareholder value,[1] and we believe should be the last straw in a string of awful decision-making under the leadership of the current management team and Board.

This destruction of value was entirely avoidable. We asked you to pause and reconsider your plan. You ignored us. A substantial majority of shareholders asked you to pause and reconsider your plan. In fact, the 57% of outstanding shares that delivered written requests to hold the Special Meeting represented approximately 80% of the shares realistically available to vote on such a matter, an overwhelming show of concern about management's proposed plan to sell Red Lobster. You chose to ignore them, too. Instead, you decided unilaterally to sell Red Lobster at a fire sale price. All the Board needed to do to avoid this outcome was to simply listen to its shareholders and either pause the process to sell Red Lobster or agree to make any final transaction subject to a shareholder vote. Instead, the Board chose to ignore shareholders and, as predicted, substantial value has been destroyed. As ISS explained:

> *In April, Starboard delivered written consents from a majority of outstanding shares supporting its request for a special meeting. Several weeks later, however, the board – acting within its purview but* ***with clear disregard for the strong mandate shareholders had already provided through the written consent process*** *– announced it had agreed to sell Red Lobster to Golden Gate Capital for $2.1 billion in cash. The transaction would not be subject to a shareholder vote.*

[1] Calculated as the decline in Darden's market cap compared to its Proxy Group. While other general factors could impact stock price performance, we believe this underperformance is directly attributable to the Red Lobster Sale and the market's lack of confidence in Darden's current leadership.

In one of the most effectively-titled research notes in the history of sell-side research, the equity analyst at Janney Montgomery Scott deftly captured in 6 words the reaction of many observers: "Who Knew Lobsters Had Middle Fingers?"[2]

As we have previously highlighted, the Red Lobster Sale ascribed virtually no value for the operating business of Red Lobster. Even after adding in rent expense, and despite a temporary trough due largely to substantial one-time costs, including inflated shrimp prices, Red Lobster is an iconic brand with $2.5 billion in sales and $108 million in EBITDA. In fact, now that Darden has disclosed the debt breakage costs and transaction fees associated with the deal, it appears that the actual net proceeds for the operating business approximate zero.

Value for Red Lobster's Operating Business


$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
$2,100
($500)
$1,600
($1,500)
($79)
($28)
($7)
$227
$2,460
LTM EBITDA less rental income = $108
Before-tax proceeds
Tax leakage
After-tax proceeds
Real Estate Value (1)
Debt breakage costs (2)
Transaction costs (3)
Value for Red Lobster Operating Business
LTM Operating EBITDA(4)
LTM Revenue

Source: Company filings
(1) As demonstrated in our real estate primer, A Primer on Darden's Real Estate released on 3/31/2014, we believe this value could be realized on an after-tax basis through a variety of options
(2) Assumes debt breakage costs of $0 39 per share, per management's statement on its Q4 2014 earnings call, and 35% tax rate
(3) Assumes transaction costs of $0 14 per share, per discontinued operations Strategic Action Plan Costs with Related Impairment in management's Q4 2014 presentation, and 35% tax rate
(4) Pro-forma operating EBITDA assumes Red Lobster LTM EBITDA of $227 million less assumed rental income of $119 million

Since, as shown above, Darden received essentially no value for the Red Lobster operating business, it should not be surprising that Darden's stock has lost substantial value relative to peers since the announcement of the Red Lobster Sale. This result should have been easy for the Board to foresee, given the valuation that we previously released for Red Lobster's operating business and real estate assets in our March 31, 2014 Investor Presentation. We outlined why Red Lobster's operating business and real estate assets were worth at least $2.4 billion to shareholders (without the need to incur any taxes), even before taking into account the substantial opportunity for improvement in Red Lobster's earnings.[3] Therefore, by choosing to sell Red Lobster for net proceeds of just $1.6 billion (before transaction costs and debt

---

[2]Institution Shareholder Services 2014 Mid-Year Activism Review, July 8, 2014.

[3]Please see slide 14 of our Investor Presentation dated March 31, 2014 (available at http://tinyurl.com/March31-Investor-Presentation), in which we lay out the value of Red Lobster's operating business and real estate of approximately $850 million and $1.5 billion, respectively, or $2.4 billion in total. As we demonstrated in detail in our accompanying real estate presentation (available at http://tinyurl.com/Primer-On-Darden-Real-Estate), we believe Darden could have realized the value of the real estate tax-free through a number of alternatives. The minimum value of the operating business could also have been realized through a tax-free spin-off, or, as we recommended, simply keeping the operating businesses inside of Darden.

breakage), it should have been clear to the Board that they would destroy a minimum of $800 million in shareholder value. Moreover, given the readily apparent opportunity for improvement in Red Lobster's earnings, the value destruction relative to the true value of Red Lobster inside of Darden was likely well over $1 billion – approximately in line with the $1 billion in market value that Darden's stock has lost relative to peers. It is highly concerning that the Board made this decision when it should have known full-well the value that would be destroyed.

This marks a truly disastrous end to Darden's ownership of its first iconic brand. Unfortunately, it comes at the detriment of all Darden shareholders.

It is time for this Board to take responsibility for its actions. This is particularly imperative given that the negative reaction to the Red Lobster Sale is not an isolated incident – *it follows a period during which Darden's stock had already underperformed peers by approximately 300%.*

	Share Price Performance [1]		
	1 Year	3 Year	5 Year
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group [2]	29%	93%	412%
Closest Direct Peers [3]	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Source: CapitalIQ

Note: For each time period, excludes companies not publicly traded throughout that entire period
1. Performance as of 3/14/14, prior to Starboard's filing of definitive proxy materials for the Special Meeting request, adjusted for dividends
2. Proxy Group consists of companies used in the Company's proxy to set executive compensation
3. Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG

We believe that the current Board has proven time and again that it cannot be trusted to oversee Darden or be an effective steward of shareholder capital.

Fortunately, there is a better alternative. We have assembled a world-class group of potential Board members who have a passion for success, a deep knowledge of the industry, and a healthy respect for shareholder interests and corporate governance best practices. This group of individuals has already been working together for months and is prepared to begin the arduous task of rebuilding the Company and regaining the trust of shareholders and employees alike.

It is time for a new direction and new leadership at Darden.

It is time to get back to basics: great people, great food, fair prices, and an enhanced customer experience. These are not complicated themes, but do require, we believe, fresh perspectives, talented leadership, and responsible oversight. In addition, Darden must make better capital allocation and strategic decisions going forward. Along with our director nominees and advisors, we are developing a comprehensive plan to create value at Darden that includes both value-enhancing strategic actions, substantial operational changes, and an overall more efficient and focused company with a lean cost structure, less bureaucracy, and best-in-class execution.

We believe the result of this turnaround plan will be a healthier company with improved financial results, allowing Darden to (i) continue, if not increase, its dividend, (ii) improve the Company's financial profile, (iii) solidify the Company's investment grade credit rating, and (iv) drive profitable growth in each of the Company's restaurant concepts.

We believe Darden is a valuable company worth improving and represents one of the most compelling investment opportunities currently available.

For this reason, we recently chose to significantly increase our beneficial ownership stake in Darden to 7.1%. We believe that Darden is substantially undervalued given the opportunities it has for value creation through both strategic and operational improvements.

Darden currently carries an extremely attractive 5% dividend yield. Further, pro forma for strategic and operational changes, it trades at a substantial discount to peers. As shown in the table below, pro forma for the Red Lobster Sale, Darden currently trades at an EBITDA multiple of 9x, approximately in-line with industry peers. However, pro forma for a tax-efficient separation of Darden's remaining real estate assets, Darden is trading at approximately 7x EBITDA. Further, approximately 20% of Darden's sales come from the high-end, high-growth Specialty Restaurant Group ("SRG"), which we believe should be spun-off and would trade at a substantial premium to casual dining averages, implying that Darden's core operating business may be trading at as little as 5.5x.

Illustrative Pro Forma Trading Multiples	
Pro Forma for Red Lobster Sale	
Current Enterprise Value	$8,500
Less: Proceeds from Red Lobster Sale[1]	($1,500)
Pro Forma Enterprise Value	$7,000
FY '15 Consensus EBITDA	$775
EV / EBITDA	*9.0x*
Pro Forma for Real Estate Separation	
Prior Enterprise Value	$7,000
Value of Real Estate[2]	($2,750)
Pro Forma Enterprise Value	$4,250
Pro Forma EBITDA[2]	$587
EV / EBITDA	*7.2x*
Pro Forma for SRG Spin-off	
Prior Enterprise Value	$4,250
Value of SRG[3]	($1,800)
Pro Forma Enterprise Value	$2,450
Pro Forma EBITDA[3]	$442
EV / EBITDA	*5.5x*

(1) Assumes $1.6 billion in announced proceeds less $100 million in debt breakage and transaction costs

(2) Midpoint of $2.5-3 billion range discussed in our May 22, 2014 letter; assumes ~$200 million in rent expense, partially offset by savings in Darden's real estate team

(3) Based on our research, we believe that on a standalone basis SRG would or should generate approximately $145 million in EBITDA; assumes SRG is valued at 12.5x

This valuation is prior to the implementation of substantial revenue and margin improvement opportunities that we believe should be readily available with improved execution.

In summary, our work to-date has indicated to us that the forgoing strategic alternatives, when combined with the substantial operational changes that we believe are achievable, make ***Darden an opportunity to own several leading casual dining concepts at a multiple of pro forma EBITDA that is less than half of where the peer group currently trades.***

However, we believe that this result can only be achieved through great leadership and execution. Shareholders need a management team and Board that they can trust. We believe that through your recent actions and years of underperformance you have lost this trust and proven that you cannot effectively oversee or govern Darden.

Please do the right thing and allow Darden's long-overdue turnaround to begin today. Let our highly-qualified slate of restaurant industry veterans, real estate experts, and corporate governance stewards begin to take Darden in a new and dramatically improved direction. It is time for change, please embrace it.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein (collectively, "Starboard"), intends to make a preliminary filing with the Securities and Exchange Commission ("SEC") of a proxy statement and an accompanying proxy card to be used to solicit votes for the election of a slate of director nominees at the 2014 annual meeting of shareholders of Darden Restaurants, Inc. (the "Company"). STARBOARD ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THESE MATERIALS WITHOUT CHARGE UPON REQUEST.

The participants in this solicitation are Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Leaders Delta LLC ("Delta LLC"), Starboard Leaders Fund LP ("Leaders Fund"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"),

Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Starboard Value A LP ("Starboard A LP"), Starboard Value A GP LLC ("Starboard A GP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shan Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III, and Alan N. Stillman.

As of the date hereof, Starboard V&O Fund directly beneficially owns 2,506,267 shares of common stock, no par value of the Company (the "Common Stock"), which includes 979,939 shares of Common Stock underlying call options exercisable within 60 days hereof. As of the date hereof, Starboard S LLC directly owns 573,216 shares of Common Stock. As of the date hereof, Starboard C LP directly owns 314,202 shares of Common Stock. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 314,202 shares owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 314,202 shares owned by Starboard C LP. As of the date hereof, Delta LLC directly owns 1,272,025 shares of Common Stock. Leaders Fund, as a member of Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. Starboard A LP, as the general partner of Leaders Fund and the managing member of Delta LLC, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,272,025 shares owned by Delta LLC. As of the date hereof, Starboard Value LP beneficially owns 9,400,000 shares of Common Stock, consisting of shares of Common Stock owned directly by Starboard V&O Fund, Starboard S LLC, Starboard C LP and Delta LLC, and 4,734,290 shares of Common Stock held in certain managed accounts (the "Starboard Value LP Accounts"). Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co, and Messrs. Smith, Feld and Mitchell, each as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to be the beneficial owner of the aggregate of 9,400,000 shares of Common Stock owned directly by Starboard V&O Fund, Starboard S LLC, Starboard C LP, Delta LLC and held in the Starboard Value LP Accounts. As of the date hereof, Mr. Blum directly owns 2,250 shares of Common Stock. As of the date hereof, Mr. Sonsteby directly owns 3,000 shares of Common Stock. As of the date hereof, Mr. Mock directly owns 1,318 shares of Common Stock. As of the date hereof, Mr. Miller directly owns 1,000 shares of Common Stock. As of the date hereof, Ms. Betsy Atkins directly owns 200 shares of Common Stock. As of the date hereof, Ms. Shân Atkins directly owns 150 shares of Common Stock. As of the date hereof, Ms. Birch directly owns 450 shares of Common Stock. As of the date hereof, Ms. Jamison directly owns 420 shares of Common Stock. As of the date hereof, Mr. Lenehan directly owns 1,108 shares of Common Stock. As of the date hereof, Mr. Stillman directly owns 100 shares of Common Stock. As of the date hereof, Mr. Fogarty directly owns 1,990 shares of Common Stock. As of the date hereof, Mr. Nowell directly owns 400 shares of Common Stock.